U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                  FORM 4

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

      Filed Pursuant to Section 16(a) of the Securities Exchange Act
       of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

[  ]  Check this box if no longer subject to Section 16.
      Form 4 or Form 5 obligations may continue.  See
      Instruction 1(b).

1.   Name and Address of Reporting Person

      Ollendorff     Stephen         A.
     -------------------------------------------
     (Last)         (First)          (Middle)

      100 Park Avenue
     -------------------------------------------
                       (Street)

      New York           NY             10017
     -------------------------------------------
     (City)                 (State)      (Zip)


2.   Issuer Name and Ticker or Trading Symbol

     ACORN VENTURE CAPITAL CORPORATION  AVCC

3.   IRS or Social Security Number of Reporting Person (Voluntary)


4.   Statement for Month/Year:  December 1995


5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person to Issuer (Check all applicable)

       x    Director                   x    10% Owner
     -------                         -------

       x     Officer (give title            Other (specify below)
     -------          below)         -------

             Chief Executive Officer, Chairman
             ------------------------------------

TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of    2. Transaction   3. Transaction    4. Securities Acquired
   Security       Date             Code (Ins 8)     (A) or Disposed of (D)
   (Ins 3)        (Month/Day/                       (Ins 3, 4 and 5)
                   Year)
                                -------------   -----------------------------
                                Code     V        Amount  (A) or (D)    Price
-------------  -------------    -------------   --------  ----------   ------
Common Stock      09/13/95       J                50,000      D*
$.01 par value

Common Stock      12/12/95       P               113,821      A**       $1.06
$.01 par value

Common Stock      12/12/95       J               500,000      D***
$.01 par value

Common Stock      12/14/95       P                26,179      A**       $ .87
$.01 par value

Common Stock      12/14/95       G      V         70,000      D
$.01 par value

Common Stock      12/19/95       J               900,000      A****
$.01 par value

5. Amount of Securities         6. Ownership       7. Nature of Indirect
   Beneficially Owned at           Form: Direct       Beneficial Ownership
   End of Month (Ins. 3            (D) or Indirect    (Ins. 4)
   and 4)                          (I) (Ins. 4)
-------------------------       ------------------  -------------------------

   1,367,246                        I - 900,000 shares held by proxy
                                        see explanation of responses below
                                    D - 140,135 held by Stephen A. Ollendorff
                                        Defined Benefit Pension Plan
                                    D - 46,111 held directly
                                    I - 1,000 held by spouse

TABLE II - Derivative Securities Acquired, Disposed of or
           Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)

1. Title of     2. Conversion    3. Trans-   4. Trans-   5. Number of
   Derivative      or Exercise      action      action      Derivative
   Security        Price of         Date        Code        Securities
   (Ins. 3)        Derivative       (Month/     (Ins. 8)    Acquired (A)
                                    Day/                    or Disposed
                                    Year)                   of (D) (Ins.
                                                            3, 4 and 5)
                                             -----------    -------------
                                             Code    V      (A)    (D)
--------------  ---------------   --------  -----  -----   ------ -------

Option-Right        $3.75         11/19/95    D      V            30,000
to Buy

Option-Right        $3.75         11/19/95    D      V            10,000
to Buy

6. Date Exer-     7. Title and Amount of Under-   8.  Price of
   cisable and       lying Securities                 Derivative
   Expiration        (Ins. 3 and 4)                   Security
   Date (Month/                                       (Ins. 5)
   Day/Year)
   ---------------   --------------------------
   Date    Expira-    Title           Amount or
   Exer-   tion                       No. of Shares
   cisable Date
   ---------------   --------------   ------------- -----------------
   -       10/31/01    Common Stock      30,000      Surrendered to
                                                     to the Company
   -       12/4/01     Common Stock      10,000      in order to enable
                                                     Company to grant
                                                     options to another
                                                     executive officer

9.  Number of Deriva-       10. Ownership Form of     11.  Nature of
    tive Securities Bene-       Derivative Security:       Indirect
    ficially Owned at End       Direct (D) or              Beneficial
    of Month (Ins. 4)           Indirect (I) (Ins. 4)      Ownership
                                                           (Ins. 4)
    ----------------------   ------------------------  --------------

    280,000                      D





Explanation of Responses:

* The Proxy which Reporting Person held from Donald R. Nance on 50,000 shares was terminated.

** The Reporting Person purchased 140,000 shares of Common Stock as part of a group, which purchased an aggregate of 615,000 shares. The Reporting Person disclaims "beneficial ownership" in the shares of each of such persons (other than himself). The members of the group are: Herbert Berman, Edward N. Epstein. Ronald J. Manganiello, Bert Sager and Paula Berliner.

***The Proxy which Reporting Person held from Franklin N. Wolf on 500,000 shares was terminated.

**** The Reporting Person entered into an Irrevocable Proxy and Voting Agreement with Respect to Election of Directors with Edward N. Epstein, dated December 19, 1995, with respect to shares beneficially owned by Mr. Epstein.





           Stephen A. Ollendorff               January 10, 1996
     ----------------------------------      ----------------------
     ***** Signature of Reporting Person             Date

***Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See
   18 U.S.C. 1001 and 15 U.S.C. 78ff(a).